EXHIBIT 99.1
                                                                    ------------


NEWS RELEASE
Completel Europe N.V.                             Investor Contact:
Blaak 16                                          Catherine Blanchet,
3011 TA Rotterdam                                 Director of Investor Relations
The Netherlands                                   Tel: +33 1 72 92 20 32
+31 10 43 00 844                                  e-mail : ir@completel.fr

ParisBourse: CPT
Ticker : CLTL

May 13th, 2003





            CONTINUOUS IMPROVEMENT OF RESULTS QUARTER AFTER QUARTER

                  FIRST POSITIVE ADJUSTED EBITDA(1) IN Q1'03

             STRONG BALANCE SHEET WITH CASH OF (euro)55.3 MILLION




Q1 2003 Financial Highlights:

o 25% growth of total revenue at(euro)28.7 million for Q1'03 from(euro)23.0 million in Q1'02
o 45% growth of retail revenue at(euro)22.5 million for Q1'03 from(euro)15.5 million in Q1'02
o        Gross margin of 42.7% in Q1'03 vs. 30.1% in Q1'02
o        Positive adjusted EBITDA1 of(euro)0.6 million in Q1'03
         vs. negative of(euro)8.0 million in Q1'02

Q1 2003 Operational Highlights:

o        Total retail customers connected of 1,262 vs. 981 in Q1'02
o        Total buildings connected of 1,843 vs. 1,320 in Q1'02
o        Significant new customers and up-selling wins
o        ARPU increased to(euro)5,400 at the end of Q1'03
         from(euro)4,615 at the end of Q1'02

Recent Events:

o        Recapitalization process started in September 2002 closed in April 2003
o        Additional(euro)1.7 million of equity raised
--------
1 Refer to Note 1 for definition of Adjusted EBITDA and for reconciliation to Net Loss from Continuing Operations before Income Taxes

Completel Europe NV, an integrated communications provider serving the French telecom market, today announced its results for the quarter ended March 31, 2003. Completel reported quarterly revenue of (euro)28.7 million compared to
(euro)23.0 million in Q1'02, an increase of 25%, and a first quarterly positive Adjusted EBITDA of (euro)0.6 million compared to negative of
(euro)8.0 million in Q1'02.

Jerome de Vitry, President and CEO of Completel Europe N.V. commented: "I am pleased to announce a successful quarter for Completel with continued strong operational and financial performance. As anticipated, we generated our first quarter of positive adjusted EBITDA continuing the steady improvement of results quarter after quarter since early 2002. Our success in achieving this milestone is the direct result of the execution of our on-net strategy: serving telecom and data services to medium and large companies through direct fibre connection driving profitability and customer loyalty.

During the quarter, we continued to grow our on-net retail business with new significant wins - such as Auchan and Infineon Technologies - and with new services sold to existing large customers such as the Ministry of Economy and Finance, Renault and Siemens. I'm also pleased to announce the renewal and extension of existing contracts with prestigious customers such as EDF, the French Senate and the city of Nice. This commercial performance demonstrates the key competitive advantages offered by direct fibre connection: a comprehensive and innovative portfolio of services, high quality of service and customer satisfaction and loyalty. As a result of this continuous growth of our on-net business, our retail / wholesale revenue mix continues to improve, and now stands at 78% / 22% for Q1'03, against 68% / 32% in Q1'02. Wholesale revenue remained unchanged in Q1'03 compared to Q4'02, despite the difficult environment for ISP and carrier services.

We will continue to provide our customers with the best telecom products and services along with high quality of service and to develop Completel as a leading alternative operator for the business community in France."

Alexandre Westphalen, Chief Financial Officer, commented: "We remain focused on profitability and cash management. As anticipated, we achieved an important financial milestone this quarter with a first quarterly positive adjusted EBITDA. We are now moving towards our second milestone: positive cash flows from operations. Our cash balance at the end of the quarter was (euro)55.3 millions. Our net cash outlays were (euro)4.9 million for the quarter. With our network construction completed, we continue to closely monitor our success based capital expenditures and thereby, to focus our investments on customer connections and services."

Summary Financial Information
Financials
---------------------------------------------------------------------------------------------------
                                      Q1'02       Q4'02       Q1'03       Growth        Growth
In million of Euros                                                       Q1'03/        Q1'03/
                                                                           Q1'02         Q4'02
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Revenue                                   23.0        27.4        28.7           25%            5%
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Gross Margin (1)                           6.9        11.4        12.3           78%            8%
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Adjusted EBITDA(2)                        (8.0)       (0.3)         0.6           n/a           n/a
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Capex                                     10.9         4.8         5.3           n/a           n/a
---------------------------------------------------------------------------------------------------

1 Gross Margin is defined as revenue less network costs
2 Refer to Note 1 for definition of Adjusted EBITDA and for reconciliation to Net Loss from Continuing Operations before Income Taxes

Operating Statistics

-----------------------------------------------------------------------------
                                                Q1'02      Q4'02     Q1'03
ON-NET METRICS
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Cumulative buildings connected                     1,320     1,707     1,843
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Cumulative total customers connected               1,027     1,256     1,313
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Cumulative on-net retail customers                   981     1,208     1,262
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
ARPU (Euros/month) (1)                             4,615     5,200     5,400
-----------------------------------------------------------------------------

1 ARPU : Average Monthly Revenue per User for on-net retail customers

Financial Review

Revenue

Completel reported revenue of (euro)28.7 million in Q1'03 compared to
(euro)23.0 million in Q1'02 and (euro)27.4 million for Q4'02, an increase of 25% and 5% respectively.


-------------------------------------------------------------------------------------------------------
Revenue Breakdown                         Q1'02       Q4'02       Q1'03       Growth        Growth
In million of Euros                                                           Q1'03/        Q1'03/
                                                                               Q1'02         Q4'02
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Retail: Voice                                 11.7        16.3        17.2           47%            5%
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Retail: Internet, Data & Hosting               3.8         5.0         5.3           40%            6%
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Total Retail Revenue                          15.5        21.3        22.5           45%            6%
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Carriers Revenue                               3.6         3.5         3.9            8%           11%
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
ISP Dial Up Termination Revenue                3.9         2.6         2.3         (41%)         (11%)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Total Revenue                                 23.0        27.4        28.7           25%            5%
-------------------------------------------------------------------------------------------------------

Growth of revenue was mostly driven by the growth of retail revenue. Retail revenue increased by 45% in the first quarter of 2003 compared to the first quarter of 2002 and by 6% compared to the previous quarter, reflecting the continued focus of the company on retail activity. Retail revenue accounted for 78% of total revenue in the first quarter of 2003 compared to 68% in Q1'02. This continued growth in Retail revenues quarter over quarter significantly reduces the Completel's exposure to the volatile ISP market and difficult carrier market. Both the carrier and the ISP dial up businesses represent a smaller portion of revenue as the company continues to develop its retail activity. In total, the carrier and ISP businesses represented 22% of revenue in Q1'03, compared to 32% in Q1'02.

During the quarter, Completel continued to expand its business with existing customers thanks to the key competitive advantages offered by direct fibre connection: a comprehensive and innovative portfolio of services and high quality of service. This allows Completel to fully leverage on the on-net model: offering new services to a customer already connected to the network generally requires a limited incremental investment while optimizing initial up-front investment and profitability. Significant up-selling wins of the quarter include: Ministry of Economy and Finance, Renault and Siemens.

Completel also confirmed its strategy to move towards multi-regional and national accounts. Significant customer wins during the quarter include:
Auchan and Infineon Technologies.

Finally, a number of contracts - including public tenders - were renewed during the quarter, demonstrating high quality of service, customer satisfaction and loyalty allowed by direct fiber connection. Renewed contracts include: EDF, the French Senate and the city of Nice.

The increase of retail revenue is driven by solid operational progress. Completel retail customer base grew to 1,262 retail customers in Q1'03 compared to 1,208 customers in Q4'02. There were 136 additional buildings connected to the network bringing the total buildings to 1,843 buildings connected at the end of the quarter. In addition, Retail customer ARPU continued to increase reaching (euro) 5,400 at the end of Q1'03 vs.
(euro)4,615 at the end of Q1'02. The quarterly increase reflects the Company's ability to penetrate larger accounts and to up-sell existing customers.

Wholesale revenue remained unchanged at (euro)6.2 million in Q1'03 compared to the previous period despite a difficult environment. An 11% increase in carrier revenues by to (euro)3.9 million in Q1'03 offset an 11% decline in wholesale revenue from the ISP dial-up business to (euro)2.3 million. Demand for bandwidth services from other carriers continues to be weak. The company continues to develop traffic termination leveraging on its infrastructure and to expand the business with incumbent operators. More generally, the carrier market still suffers from lack of visibility.

Gross Margin

Gross margin was 42.7% of revenue in the first quarter of 2003 compared to 30.1% in Q1'02 and 41.6% in Q4'02. Gross margin improvement was driven by a Completel's optimisation of network costs in 2002, improved utilisation levels of initial up-front capacity investments with volume increase. The focus on higher margin products continues to drive the Gross margin improvements.



S,G&A

Selling, General and Administrative expenses (S,G&A) decreased from (euro)14.9 million in Q1'02 to (euro)11.6 million in Q1'03, representing a reduction of 22%. This decrease results from the implementation of our SG&A reduction program in the second semester of 2002. S,G&A in Q1'03 remained unchanged compared to the previous quarter.

Adjusted EBITDA (1)

The company reported in Q1'03 its first quarter of positive Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA). For the first quarter of 2003, positive Adjusted EBITDA was (euro)0.6 million, compared to negative (euro)8.0 million in Q1'02 and negative (euro)0.3 million in Q4'02.
(1) Refer to Note 1 for definition of Adjusted EBITDA and reconciliation to Net Loss from Continuing Operations before Income Taxes

Operating Losses

For the first quarter of 2003, operating losses were (euro)7.9 million, including (euro)0.6 million of non-cash compensation charges, (euro)7.6 million of depreciation and amortization, and (euro)0.3 million of restructuring, impairment and other charges.
In comparison, for the fourth quarter of 2002, operating losses were
(euro)14.6 million, including (euro)0.6 million of non-cash compensation charges, (euro)8.2 million of depreciation and amortization, (euro)(0.3) million of restructuring and other charges, and finally (euro)5.8 million of non-cash impairment of the entire goodwill in accordance with SFAS 142.

Net Loss

Net loss for the first quarter of 2003 was (euro)7.8 million compared to
(euro)26.6 million in Q1'02 and (euro)14.5 million in Q4'02. As a reminder, the net loss of Q4'02 included the impairment of the entire goodwill for
(euro)5.8 million in accordance with SFAS 142, and the net loss of Q1'02 included a loss of (euro)1.4 million related to discontinued German and UK operations sold in May 02 .

Capital Expenditures

Capital expenditures for the first quarter of 2003 were (euro)5.3 million vs.
(euro)10.9 million in Q1'02 and (euro)4.8 million in Q4'02. As already announced, the company completed the build-out of its MANs at the end of 2001. Since then, most asset deployments are success based and thus, primarily related to customer connections and, to a lesser extent, to capacity increase in response to traffic growth.


Cash

As of March 31, 2003, Completel had (euro)55.3 million in cash and equivalents. Total cash outlays for the quarter were (euro)4.9 million compared to (euro)13.1 million in Q4'02. Net proceeds from the warrants exercised by the public were (euro)0.02 million.

Recent events

The recapitalization process started in September 2002 is now closed. The warrant exercise period for the public ended on March 14, 2003; the warrant backstop period allowed to Preferred A and B shareholders ended on April 14, 2003 and Deutsche Bank made an incremental investment representing approximately 51% of the unexercised amount in April 2003.

A total of 170,716 ordinary shares were issued to Deutsche Bank and the public at (euro)10.05 per share. The resulting net proceeds of approximately
(euro)1.7 million were received by the company in April 2003 and are not reflected in the balance sheet for the quarter.

Conference Call

Further discussion of the above will be provided on the Company's quarterly call to be held on May, 13 2003 at 16:00 CET.


Note 1:
Adjusted EBITDA: Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization. Excludes (in addition to interest, taxes, depreciation and amortization) non-cash compensation charges and foreign exchange loss and other expenses, including restructuring, impairment and other charges, as well as other non-recurring operating expenses. Adjusted EBITDA is not derived pursuant to generally accepted accounting principles and therefore should not be considered as an alternative to operating income (loss), as an alternative to cash flows from operating activities, or as a measure of liquidity. Furthermore, the Company is not aware of any uniform standards for determining Adjusted EBITDA. Presentations of Adjusted EBITDA may not be calculated consistently by different companies in the same or similar businesses. As a result, the Company's reported Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. Management believes this non-gaap financial measure provides useful information.

Reconciliation of Adjusted EBITDA to Net Loss from Continuing Operations before Income Taxes:


----------------------------------------------------------------------------------------------
In million of Euros                                     Q1'02         Q4'02         Q1'03
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Adjusted EBITDA                                             (8.0)         (0.3)           0.6
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Non-cash compensation charges                               (0.4)         (0.6)         (0.6)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Depreciation and amortization                               (7.7)         (8.2)         (7.6)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Restructuring, impairment and other charges                 (3.9)         (5.5)         (0.3)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Operating Losses                                           (20.0)        (14.6)         (7.9)
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Net Loss from Continuing Operations before Income          (26.6)        (14.5)         (7.6)
Taxes
----------------------------------------------------------------------------------------------

Management considers that Adjusted EBITDA is more an operating measure than a liquidity measure of its financial performance. As a result, management reconciles Adjusted EBITDA to its Net Loss from Continuing Operations before Income Taxes.








Completel Europe NV (ParisBourse: CTL).
Completel is a leading national infrastructure-based carrier serving medium and large businesses in France.


 Paris office: Tour Egee, 9-11 allee de l'Arche, 92671 Courbevoie Cedex, FRANCE
                            Tel : +33 1 72 92 20 00
                               www.completel.com

 NOTE:
Revenue, gross margin, cash resource and funding forecasts, as well as certain other information contained in this press release are based on continuing operations only (excluding German and UK operations sold in May 2002) and constitute "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act. These forward-looking statements are identified by their use of such words as "believes," "anticipates," "should," "may," "expects" and similar expressions. Such statements are based on the current expectations and assumptions of the management of Completel only, and Completel does not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause Completel's actual future results, performance and achievements to differ materially from those forecasted or suggested in this press release. These factors include, but are not limited to: (a) decline in demand for Completel's telecommunications services; (b) pricing pressures from Completel's direct competitors as well as from providers of alternative services; (c) failures, shutdowns or service disturbances with respect to Completel's networks; (d) Completel's inability to develop and maintain efficient operations support; (e) regulatory developments in Europe adverse to Completel or difficulties of Completel in maintaining necessary telecommunications licenses or other governmental approvals; and (f) worsening carrier and Internet data market weakness. For a more detailed discussion of such risks affecting the Company, please refer to Completel's registration statements and 20-F, 10-K, 10-Q, 8-K and 6-K reports filed with the U.S. Securities and Exchange Commission.

COMPLETEL EUROPE N.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
(Stated in thousands of Euros)
(Unaudited)

                                                                        March 31,          December 31,
                                  ASSETS                                   2003                2002
                                                                     -----------------   -----------------
CURRENT ASSETS :
      Cash and cash equivalents                                                55,311              60,181
      Short-term investments, restricted                                            -                   -
      Customer accounts receivable, net                                        15,839              14,892
      Affiliate receivables                                                       325                 266
      VAT receivables                                                           7,974              10,196
      Prepaid expenses and other current assets                                 4,262               2,930

                                                                     -----------------   -----------------
          Total current assets                                                 83,711              88,465

                                                                     -----------------   -----------------
NON-CURRENT ASSETS:
      Property and equipment, net                                             242,591             244,876
      Licenses and other intangibles, net                                         949                 983
      Other non-current assets                                                  1,379               1,376

                                                                     -----------------   -----------------
          Total non-current assets                                            244,919             247,235

                                                                     -----------------   -----------------

TOTAL ASSETS                                                                  328,630             335,700
                                                                     =================   =================

          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
      Network vendor payables                                                  10,925              10,384
      Accrued liabilities                                                       5,960               4,875
      Accrued payroll and related                                               8,743              10,215
      Trade accounts payable                                                   18,735              18,699
      Affiliate payables                                                            -                   -

                                                                     -----------------   -----------------
          Total current liabilities                                            44,363              44,173

LONG TERM DEBT                                                                  3,908               3,986

                                                                     -----------------   -----------------
PREFERRED SHARES                                                              130,003             127,243

TOTAL SHAREHOLDERS' EQUITY                                                    150,356             160,298
                                                                     -----------------   -----------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    328,630             335,700
                                                                     =================   =================

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Stated in thousands of Euros, except share and per share amounts)
(Unaudited)

                                                                           Three Months Ended March 31,
                                                                    --------------------------------------------
                                                                           2003                    2002
                                                                    --------------------   ---------------------

REVENUE                                                                          28,717                  22,952

OPERATING EXPENSES:
      Network costs                                                              16,455                  16,044
      Selling, general and administrative                                        11,609                  14,901
      Non-cash compensation charges                                                 653                     451
      Depreciation and amortization                                               7,597                   7,726
      Restructuring, impairment and other charges                                   300                   3,873
                                                                                           ---------------------
                                                                    --------------------

                   Total operating expenses                                      36,614                  42,995
                                                                    --------------------   ---------------------

OPERATING LOSS                                                                  (7,897)                (20,043)

OTHER INCOME (EXPENSE):
      Interest income                                                               420                     559
      Interest expense, net of capitalized interest                                (92)                 (7,462)
      Foreign exchange gain (loss) and other expense                               (16)                     315

                   Total other income (expense)                                     312                 (6,588)
                                                                    --------------------   ---------------------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS                                    (7,585)                (26,631)
                                                                    --------------------   ---------------------
BEFORE INCOME TAXES

INCOME TAXES                                                                      (209)                       -

DISCONTINUED OPERATIONS:
      Loss from discontinued operations                                               -                 (1,400)

NET INCOME (LOSS) AFTER INCOME TAXES                                            (7,794)                (28,031)
                                                                    --------------------   ---------------------

ACCRETION OF CONVERTIBLE
      PREFERRED SHARES                                                          (2,760)                       -
                                                                    --------------------   ---------------------

NET INCOME (LOSS) APPLICABLE TO ORDINARY SHARES                                (10,554)                (28,031)
                                                                    ====================   =====================

BASIC AND DILUTIVE INCOME (LOSS)
PER ORDINARY SHARE                                                               (2.71)                (119.30)
                                                                    ====================   =====================

WEIGHTED AVERAGE NUMBER OF ORDINARY
      SHARES OUTSTANDING                                                      3,901,084                 234,954
                                                                    ====================   =====================